Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

February 28, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Pender Real Estate Credit Fund (the “Fund” or “Registrant”)

File Nos.: 333-265070; 811-23806

Dear Ms. Rossotto:

The following responds to the comments provided via email addressed to Terry Gallagher on June 14, 2022, in connection with the SEC staff’s review of a registration statement (the “Registration Statement”) filed by the Registrant on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General Comments

1.	Comment: We note that the registration statement is missing substantial information. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

Response: The Registrant confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Registrant further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.	Comment: Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Registrant confirms that it has not presented any “test-the-water” materials to potential investors in connection with this offering.

3.	Comment: Inasmuch as Section 8(c) of the Securities Act of 1933 (“Securities Act”) relates to post- effective amendments, please remove the check from the box next to “when declared effective pursuant to Section 8(c)” on the facing sheet.

Response: The requested change has been made.

4.	Comment: We note the disclosure that the Fund is seeking an order to operate as a multi-class fund. Please advise us if you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement.

Response: The Fund does not expect to submit any other exemptive application or no action request in connection with the Registration Statement.

Cover Page

5.	Comment: Under “Interval Fund,” please include a cross-reference to the prospectus sections that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N- 2.

Response: The Registrant has added the cross-reference, as requested.

6.	Comment: In the paragraph immediately following “Interval Fund,” please disclose that there is no guarantee that the Fund will receive an exemptive order.

Response: The requested change has been made.

Fund Summary

The Fund and its Shares

7.	Comment: Please provide the Predecessor Fund’s audited financial statements and explain how the full disclosure requirements of rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included.

Response: Pursuant to Rule 6-11(b), the term “fund” includes any investment company as defined in section 3(a) of the 1940 Act, including a business development company, or any company that would be an investment company but for the exclusions provided by sections 3(c)(1) or 3(c)(7) of that Act, or any private account managed by an investment adviser. The Predecessor Fund is not an investment company pursuant to Section 3(c)(5)(c) of the 1940 Act. Accordingly, the Fund are not required to comply with Rule 6-11 of Regulation S-X.

In response to the Staff’s request, the Registrant has provided the Staff with the audited special purpose schedule of investments as of the fiscal year ended December 31, 2021 and an audited special purpose schedule of investments as of September 30, 2022 of the Predecessor Fund, each presented as required by Rule 6-11 of Regulation S-X, by email. The audited schedules of investments as of December 31, 2021 and September 30, 2022, respectively, are included in the Registrant’s statement of additional information. The schedules of investments are presented in accordance with U.S. Generally Accepted Accounting Principles. The schedules of investments have been presented as required by Rule 6- 11 of Regulation S-X.

The following disclosure has been added to the paragraph under “FINANCIAL STATEMENTS” in the SAI:

“The Schedules of Investments of the Predecessor Fund are presented in accordance with Rule 6-11 of Regulation S-X, using investment company accounting (FASB Accounting Standards Codification (“ASC”) Topic 946).”

In addition, the following disclosure is included in the Fund’s SAI in accordance with the supplemental financial information requirements of Article 6-11:

“SUPPLEMENTAL FINANCIAL INFORMATION

A table showing the fees and expenses of the Fund after giving effect to the proposed reorganization of the Predecessor Fund into the Fund is included in the Prospectus. The reorganization will not result in a material change to the Predecessor Fund's investment portfolio due to the investment restrictions of the Fund. As a result, a schedule of investments of the Predecessor Fund modified to show the effects of such change is not required and is not included. There are no material differences in the accounting policies of the Predecessor Fund as compared to those of the Fund.”

8.	Comment: The disclosure indicates that the Predecessor Fund is transferring substantially all of its portfolio securities into the Fund. Please explain supplementally which portfolio securities will not be transferred and update the disclosure accordingly.

Response: The Registrant confirms that the Predecessor Fund will transfer all of its portfolio securities into the Fund. The disclosure has been updated accordingly.

9.	Comment: Please re-locate the disclosure regarding the Predecessor Fund to a new heading, “Predecessor Fund” in the Fund Summary. In addition, please include this paragraph in a prominent place in the disclosure responding to Item 8 of Form N-2.

Response: The requested changes have been made.

Investment Objectives and Strategies

10.	Comment: The term “credit” in the Fund’s name suggests that the Fund will invest in fixed income securities. Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in “credit instruments.”

Response: The requested change has been made.

Fund Fees and Expenses

11.	Comment: Please supplementally explain whether the Incentive Fee calculates “pre-investment fee net investment income” on a class or Fund basis.

Response: The Registrant confirms that the Incentive Fee calculates “pre-investment fee net investment income” on a Fund basis.

12.	Comment: Please supplementally explain how the Fund’s inability to terminate the Expense Limitation and Reimbursement Agreement during its initial term is consistent with Section 15(a) of the 1940 Act.

Response: The Registrant respectfully disagrees that the Expense Limitation and Reimbursement Agreement is subject to Section 15(a). Nevertheless, the disclosure has been clarified that the Agreement will terminate if the Investment Management Agreement is terminated.

13.	Comment: Please include a new subheading, “Distribution and Servicing Fee,” under “Administration Fee” to better identify the disclosure in that paragraph. In the last sentence, please reconcile the statement that “I1 Class Shares are not offered for sale” with previous disclosure indicating that this Class is not currently available.

Response: The requested changes have been made.

14.	Comment: Please include a new subheading “Expense Limitation and Expense Agreement,” with respect to the last paragraph in this section.

Response: The requested change has been made.

Fund Fees and Expenses

15.	Comment: Please insert a line item for Dividend Reinvestment Plan Fees per Item 3 of Form N-2.

Response: The Registrant declines to make this change since the Fund does not charge any fees to participate in the Dividend Reinvestment Plan.

16.	Comment: Please include a graphical example of how the incentive fee works.

Response: The Registrant has added a graphical example of the incentive fee to the Prospectus.

17.	Comment: Footnote 5 suggests that the Fund will leverage with borrowed funds. In “Fund Summary” please briefly disclose the anticipated extent of such borrowings, how the borrowings will be used, and the material terms of any agreements in place.

Response: The Registrant has added disclosure in the Fund Summary regarding the anticipated extent of borrowings, the purpose of the borrowings and the material terms of any agreements.

Investment Objectives and Strategies

Investment Strategies and Overview of the Investment Process

18.	Comment: The disclosure in this section discusses the various types of investments the Fund may make but does not address the research, analyses, or other considerations the Adviser will employ when making investment decisions to purchase, hold, or sell particular investments or construct the portfolio as a whole. Please revise this section to describe the investment strategies and process.

Response: The Registrant has added the following disclosure:

The Investment Manager analyzes both quantitative and qualitative factors to assess the risk-reward potential of each loan investment. The Investment Manager also assesses the overall composition of the Fund’s portfolio. When making a decision with respect to an investment, the Investment Manager considers the following:

●	Strength of the sponsor(s) of the loan investment (history and past performance of sponsor; evaluation of real estate business plans);
●	Strength of the loan investment (current value, past performance and future anticipated performance);
●	Real estate sector and geographic location (focus on the sectors and locations that Investment Manager believes are the better performing ones)
●	Loan amount (targeted range $9 million to $30 million); and
●	Loan-To-Value of the investment (maximum of 65%)

The Investment Manager anticipates that the weighted average loan-to value across the Fund’s portfolio will be at or below 65% and expects the Fund’s loan investments to be highly collateralized to help to protect against downward risk.

In executing its investment objective, the Investment Manager will lean on its Investment Committee (“Committee”) to give direction on which investments to purchase, hold and sell. During its regularly-scheduled and ad-hoc meetings, the Committee will review existing and proposed investments. The Committee among other things considers whether the Investment Manager’s methodologies are being followed and the Fund’s objectives are being met.  As needed, the Committee will delegate to (certain of) its members research and analysis to be conducted and reported back to the Committee.  Accordingly, the Committee advises the Investment Manager whether the approach given to any individual investment(s) or overall strategies need to be modified in order to achieve the Fund’s investment objective.

19.	Comment: Please reconcile the references to the “Firm” that appear throughout the prospectus to the defined term “Investment Manager,” if accurate.

Response: The term “Firm” has been replaced with “Investment Manager”.

20.	Comment: We note that the prospectus notes in several places that the Fund may invest through REIT subsidiaries (each a “Subsidiary”) (e.g., pp 18, 50, and 597). In this regard:

a.	Please disclose that a “Subsidiary” includes entities that engage in investment activities in securities or other assets that are “primarily controlled” by the Fund. In this regard, please note that “primarily controlled” means (1) the Fund controls the Subsidiary within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund's control of the Subsidiary is greater than that of any other person;

b.	Please supplementally advise us whether any of the Sub-REITs are expected to be wholly-owned by the Fund; if so, we may have further comments;

c.	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

d.	Please disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18;

e.	Please disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;

f.	If the Investment Manager or any of its affiliates will be entitled to any form of compensation in connection with the Subsidiary (including structuring or management fees), please revise to disclose the nature and material terms of such compensation;

g.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Please identify the custodian of the Subsidiary, if any;

h.	Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary;

i.	Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not; and

j.	Please confirm in correspondence that the Subsidiary and its board of directors/trustees will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:

The Registrant represents that it does not expect to have any REIT subsidiaries. Accordingly, disclosure regarding REIT subsidiaries has been removed from the Prospectus. The Registrant responses below are applicable to any single purpose vehicle established by the Fund to invest in or purchase debt investments. See response to Item 22.

a. The requested disclosure has been added, as applicable.

b. The Registrant confirms that the subsidiaries are expected to be wholly-owned and controlled subsidiaries of the Fund.

c. The requested disclosure has been added.

d. The requested disclosure has been added.

e. The Registrant confirms that any investment adviser to a Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund.

f. The Registrant confirms that neither the Investment Manager nor any of its affiliates will be compensated in connection with a Subsidiary.

g. The requested disclosure has been added.

h. The Registrant confirms that the principal investment strategies and principal risks of a Subsidiary that constitute principal investment strategies and risks of the Fund have been disclosed and reflect the aggregate operations of the Fund and the Subsidiary.

i. The Registrant confirms that the financial statements of a Subsidiary will be consolidated with those of the Fund.

j. The Registrant confirms that each Subsidiary and its board of directors, if applicable, agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

21.	Comment: Please tell us how much the Fund will invest in pooled investment vehicles that rely on the exclusions from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in such pools, please explain why the Fund will not be limited to investment by accredited investors. We may have additional comments after reviewing your response.

Response: The Fund will invest up to 15% of its net assets in pooled investment vehicles that rely on the exclusions from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Private Debt

22.	Comment: Please clarify in the disclosure whether the Fund’s “existing debt origination platform” was owned by or otherwise associated with the Predecessor Fund, the Investment Manager, or another entity, as applicable, or how the Fund otherwise has an “existing” debt origination platform given it has not yet commenced operations. Please supplementally discuss whether (i) other clients of the Investment Manager may invest in loans generated by the debt origination platform, (ii) the Investment Manager charges a loan servicing fee to these clients (and if so, the amount of the fee), (iv) the borrower pays any fees to the Investment Manager or its affiliates in connection with loans made on the origination platform, and (v) there are actual or potential conflicts of interest associated with, for example, the Investment Manager’s or its affiliates’ receipt of fees or other economic benefits, as applicable, with respect to the debt origination platform and its services to the Fund.

Response: The Registrant has updated the disclosure as follows:

The Fund expects that it will invest in real estate mortgages through debt originations by the Investment Manager solely for the benefit of the Fund. The Investment Manager will directly originate loans, along with purchasing or participating in other debt investments, purchasing them from third-party sellers, or investing in or purchasing the securities through a single-purpose subsidiary. Opportunities may arise to purchase real estate mortgages, possibly at less than par value, which will compensate the Fund for the lack of control or structural enhancements typically associated with directly structured investments. The experience of the Investment Manager’s management team in both disciplines will provide the Fund flexibility in a variety of market conditions.

The Registrant also notes that the reference to the “debt origination platform” has been removed from the Prospectus. As noted above, the Investment Manager will directly originate loans solely for the benefit of the Fund. The Registrant does not believe that there are any actual or potential conflicts of interest with regards to the debt origination by the Investment Manager and the Investment Manager’s services to the Fund. The responses provided to Comment 20 above are applicable to the single purpose subsidiary referenced above.

Publicly Traded Real Estate Securities

23.	Comment: Please review the first bullet under “Publicly Traded Real Estate Securities” for accuracy, i.e., if the Fund will invest in exchange-traded products (rather than exchange-traded funds, which are registered investment companies), please revise accordingly.

Response: The Fund may invest in other types of exchange-traded products, in addition to exchange-traded funds. The disclosure has been revised accordingly.

Principal Risk Factors

General Risks

24.	Comment: Under “Borrowing; Use of Leverage,” please disclose that the management fee payable to the Investment Manager (in addition to the Incentive Fee) will be higher when the Fund uses leverage than when it does not use leverage and that the Investment Manager: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or increase the use of leverage for the Fund. Please also explain how the Investment Manager expects to manage this conflict of interest.

Response: The Registrant has added the following disclosure to “Principal Risk Factors – Borrowing, Use of Leverage”: In addition, the management fee payable to the Investment Manager (in addition to the Incentive Fee) will be higher when the Fund uses leverage than when it does not use leverage. Because the Investment Manager may have a financial incentive to use leverage, there exists a potential conflict of interest in determining whether to use or increase the use of leverage for the Fund. The Fund may use or continue to use leverage when the Investment Manager believes the benefits to Shareholders of maintaining the leveraged position likely will outweigh any current reduced return due to the costs of the leverage, but expects to reduce, modify or cease its leverage when the Investment Manager believes the costs of the leverage likely will exceed the return provided from the investments made with the proceeds of the leverage. The Investment Manager periodically reviews with the Fund’s Board of Trustees the Fund’s performance and the impact of the use of leverage on that performance.

Investment Strategy-Specific Investment-Related Risks

25.	Comment: Under “Risks of Uninsured Losses,” please define “Primary Collateral.”

Response: The Registrant has revised the disclosure so that “Primary Collateral” is in lower case as “primary collateral.” Accordingly, it is not required to be defined.

26.	Comment: Please review the Debt Securities Risk for consistency with the Fund’s principal investments and re-locate those risks which are not principal to the SAI (e.g., sovereign debt, zero coupon bonds).

Response: The Registrant has reviewed the Debt Securities Risk for consistency with the Fund’s principal investments and reallocated non-principal risks to the SAI.

Limits of Risk Disclosures

27.	Comment: The disclosure under “Limits of Risk Disclosures” refers to documents that will not be delivered with the prospectus and otherwise implies that the disclosure is incomplete. Please remove or revise the disclosure to avoid this implication.

Response: The Registrant has revised the aforementioned section as follows:

The above discussions relate to the various principal risks associated with the Fund, its investments and Shares and are not intended to be a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus before deciding whether to invest in the Fund. In addition, as market conditions change or developments occur over time, an investment in the Fund may be subject to risk factors not currently contemplated considered material at this time.

Investment Management Fee

28.	Comment: The first paragraph under this heading indicates that the investment management fee is subject to “certain adjustments.” Please disclose what adjustments are made to the management fee.

Response: “Certain adjustments” has been deleted.

Loan Servicing Fee

29.	Comment: Please supplementally analyze whether the loan servicing fee involves the provision of investment advisory services subject to Section 15 of the 1940 Act. In addition, please supplementally discuss all of the material factors that the Board considered in reviewing and approving the loan servicing fee, including vis a vis the management fee. In your response, please address, at a minimum, the Board’s consideration of the nature and quality of the services to be provided, the reasonableness of the fee, the Investment Manager’s operational resiliency, any conflicts of interest relevant to the Investment Manager in providing this service to the Fund, and whether the loan servicing fee arrangement was consistent with the practices of other registered investment companies with similar investment strategies. If the Board did not consider these factors, please explain why it did not.

Response: The Board of Trustees, including the disinterested Trustees voting separately, approved pursuant to Section 15 an investment management agreement with the Investment Manager, which among things provides for a loan servicing fee payable to the Investment Manager.  The Board considered the material factors that they believed were relevant in approving the investment management agreement, which included the loan servicing fee. A discussion of the Board’s approval of the investment management agreement will be included in the Fund’s annual or semi-annual report to shareholders. As such, the Registrant respectfully declines to supplementally provide a discussion in this letter.

Predecessor Fund Performance

30.	Comment: Please include a reference to the Predecessor Fund’s financial statements. In addition, please supplementally:

a.	Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created. Please also state the exemption or exclusion from the definition of investment company upon which the Predecessor Fund relied;

b.	Confirm that the adviser for the Predecessor Fund was the adviser for the Predecessor Fund for the entire performance period shown. In addition, please discuss whether the Investment Manager managed any other accounts or pooled investment vehicles that were materially equivalent to the Fund. Were these other accounts converted to registered investment companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account or pooled investment vehicle had lower performance as compared with the Predecessor Fund;

c.	Describe whether the Predecessor Fund made any investment strategy changes within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within a one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund; and

d.	Represent that the Predecessor Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

a.	The Predecessor Fund was created in 2015 for the purpose of providing a fixed income alternative investment vehicle for accredited investors. For its operations, the Predecessor Fund relied on exemption 3(c)(5)(C) from the definition of investment company.

b.	The Investment Manager was the adviser for the Predecessor Fund for the entire performance period shown, and it did not manage or advise any other accounts or pooled investment vehicles that were materially equivalent to the Fund.

c.	The Predecessor Fund did not make any investment strategy changes within a one year period prior to the date the Registration Statement was filed. Within one year of the date the Registration Statement was filed, the Predecessor Fund experienced normal redemptions in line with its operating history. The Investment Manager did not have any other offerings available in which for redeeming clients to invest.

d.	The Registrant represents that the Predecessor Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Fund Expenses

31.	Comment: Please supplementally explain the accounting guidance permitting offering costs to be expensed as incurred.

Response: The Registrant confirms that organizational costs will be expensed as incurred in accordance with FASB ASC 720-15-25-1 and are subject to recoupment by the Investment Manager in accordance with the Fund’s Expense Limitation and Reimbursement Agreement. The Fund intends to capitalize and expense its offering costs over 12 months as permitted under 5-6 of FASB ASC 946-20-25 and 946-20-35-5. Pursuant to FASB ASC 946-20-25-6 and 946-20-35-5, as a closed-end fund with a continuous offering period, the Fund’s offering costs will be accounted for as a deferred charge until operations begin and thereafter will be amortized to expense over 12 months on a straight-line basis. The disclosure has been revised accordingly.

32.	Comment: If organizational expenses will be paid out of Fund assets, please so disclose, including how will they be amortized and over what period. See Item 9.1.f of Form N-2.

Response: Please see response to comment 31 above. Disclosure that certain organizational expenses will be paid out of Fund assets, including that they will be expensed as incurred has been added to the Revised Registration Statement.

Conflicts of Interest

33.	Comment: Please remove “but not limited to” from the first paragraph and “[b]y acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest” from the second paragraph.

Response: The Registrant has revised the disclosure as requested.

Calculation of Net Asset Value

34.	Comment: We note the Fund’s intention to conduct a continuous offering at net asset value and the repurchase-related requirements imposed by Rule 23c-3 under the 1940 Act arising from the Fund’s election to be an interval fund. With a view to enhanced disclosure under Calculation of Net Asset Value, please explain the process and information considered when valuing Private Debt on a daily basis for the purpose of selling and repurchasing Fund shares.

Response: The Registrant has revised the disclosure contained under “CALCULATION OF NET ASSET VALUE” to add disclosure regarding the process and the information considered when valuing Private Debt. See Appendix A.

Dividend Reinvestment Plan

35.	Comment: Please disclose how the Fund will handle partial Shares.

Response: The Fund will revise the disclosure concerning the Dividend Reinvestment Plan to clarify that the additional Shares received by shareholders through the Dividend Reinvestment Plan will include fractional Shares, if any.

Statement of Additional Information

Fundamental Policies

36.	Comment: Fundamental policies 1, 2, 5, 6, and 7 reference the limits of the 1940 Act, but do not provide those limitations. Accordingly, please disclose these limitations in an appropriate place.

Response: The Registrant has added disclosure in the SAI to reference the limits of the 1940 Act. See Appendix A.

37.	Comment: Please revise the Fund’s fundamental policy to more clearly indicate that the Fund will concentrate its investments in the real estate industry. In addition, please disclose this policy in the prospectus and the policy’s associated risks.

Response: The Registrant has revised the Fund’s fundamental policy with respect to concentration as requested.

Additional Information on Investment Techniques of the Fund and Related Risks

Investments in Real Estate – Joint Venture Entities

38.	Comment: Please supplementally confirm that the Fund will not enter into any joint venture arrangements unless permitted by Sections 17(a) and (d) of the 1940 Act, any applicable staff no-action positions, or by Commission order.

Response: The Registrant so confirms.

Financial Statements

39.	Comment: Please provide the seed financial statements of the Fund.

Response: The Registrant confirms that the seed financial statement will be included in a subsequent pre-effective amendment.

Part C

40.	Comment: Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

Response: Registrant so confirms.

41.	Comment: Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Registrant so confirms.

42.	Comment: We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by the sole trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of trustees. See Section 6(a) of the Securities Act.

Response: The Registrant so confirms.

Agreement and Declaration of Trust

43.	Comment: We note that Article II, Section 2.10 imposes certain conditions upon a Shareholder who wishes to bring a derivative action on behalf of the Trust or any Class of the Trust. In this regard, please disclose in an appropriate location in the prospectus that (a) Shareholders must bring a pre-suit written demand, and (b) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request.

Response: The Registrant has added the requested disclosures to the Prospectus.

44.	Comment: We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s views on such fiduciary covered persons’ fiduciary duties. Please summarize the provision in Article IX, Section 9.7 of the Agreement and Declaration of Trust in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Registrant has added the requested disclosures to the Prospectus.

By-Laws

45.	Comment: We note that Article IV, Section 4.3 of the By-Laws states that broker non-votes will be counted as present for quorum purposes. Please advise us how this provision is consistent with NYSE Rule 452 with respect to shareholder meetings involving non-routine matters.

Response: The Registrant will revise section 4.3, which relates to counting broker non-votes as present for quorum purposes as follows:

Section 4.3 Broker Non-Votes. Except as otherwise provided by law, at any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present at the meeting. Broker non-votes will not count as votes cast.

46.	Comment: Please revise Article VII of the By-Laws to state that this article does not apply to claims arising under the federal securities laws. In an appropriate location in the prospectus, please disclose this provision and its corresponding risks even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has revised its By-Laws as requested and added the requested disclosure to the Prospectus.

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1167.

*****

Sincerely,

/s/ Veena K. Jain

Appendix A

Comment 34 – Disclosure was added as follows:

Private Debt Investments

Loans held by the Fund are valued on an individual loan level and fair valuation of such loans are performed using inputs that incorporate borrower level data and a comparison of the stated interest rate on the loan as compared to prevailing market interest rates. The Fund expects that any loans held by the Fund will be secured by real property, and that the Fund will value such loans based on the ability of a borrower to repay a loan secured by the real estate property. The Fund expects to value such loans based on property level reporting by the borrower with respect to the following factors: net operating income, occupancy rates, rent rolls, property expenses, balance sheets and bank statements and a review of the property's fair market value, if obtainable. As the Investment Manager receives this reporting, the Investment Manager reviews the information and inputs the appropriate data into the fair valuation. Although the minimum reporting requirement is generally monthly, many sponsors provide weekly occupancy reports and other qualitative updates more frequently. The Investment Manager intends to monitor and assess the key primary property-level data points on a daily basis, although these major property inputs rarely change daily. The Investment Manager will also closely evaluate that data if the loan is determined to be non-performing (the borrower has not made scheduled payments for 90 days) or the Investment Manager has determined that the collection of interest is less than probable or the collection of any portion of the loan's principal is doubtful due to the occurrence of a Significant Event.

Comment 36 – revised disclosure was added as follows:

The following descriptions of the Investment Company Act may assist investors in understanding the above policies and restrictions.

Borrowing. The Investment Company Act restricts an investment company from borrowing in excess of 33 1/3% of its total assets (including the amount borrowed, but excluding temporary borrowings not in excess of 5% of its total assets). Transactions that are fully collateralized in a manner that does not involve the prohibited issuance of a “senior security” within the meaning of Section 18(f) of the Investment Company Act shall not be regarded as borrowings for the purposes of the Fund’s investment restriction.

Commodities. The Investment Company Act does not directly restrict an investment company’s ability to invest in commodities or contracts related to commodities, but does require that every investment company have a fundamental investment policy governing such investments. The extent to which the Fund can invest in commodities or contracts related to commodities is set out in the investment strategies and policies described in the Prospectus and this SAI.

Concentration. The SEC staff has defined concentration as investing 25% or more of an investment company’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC guidance. For purposes of the Fund’s industry concentration policy, the Investment Manager may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Investment Manager may, but need not, consider industry classifications provided by third parties.

Real Estate. The Investment Company Act does not directly restrict an investment company’s ability to invest in real estate or interests in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs). The Fund can invest in real estate or interest in real estate to the extent set out in the investment strategies and policies described in the Prospectus and this SAI.

Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The Investment Company Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Underwriting. Under the Investment Company Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Lending. Under the Investment Company Act, an investment company may only make loans if expressly permitted by its investment policies